Exhibit 12.1

SPIRE INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Years Ended September 30,
	2016	2015	2014	2013	2012

Earnings
Income before income taxes	$213.7	$199.1	$116.9	$70.4	$88.9
Add: Fixed Charges (from below)	80.8	78.0	48.3	30.6	26.5
Total Earnings	$294.5	$277.1	$165.2	$101.0	$115.4

Fixed Charges
Interest on long-term debt	$67.6	$66.6	$39.3	$25.5	$23.0
Other interest charges	9.6	8.0	6.9	3.1	2.0
One third of applicable rentals charged to operating expense (which approximates the interest portion)	3.4	3.4	2.1	2.0	1.5
Add back: Allowance for borrowed funds used during construction	0.2	—	—	—	—
Total Fixed Charges	$80.8	$78.0	$48.3	$30.6	$26.5

Ratio of Earnings to Fixed Charges	3.64	3.55	3.41	3.30	4.35